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                                                                      EXHIBIT 12

                            TYCO INTERNATIONAL LTD.
              COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)

   The ratio of earnings to fixed charges for the nine months ended June 30, 2001, was computed based on Tyco's Quarterly Report on Form 10-Q filed on August 13, 2001. The ratio of earnings to fixed charges for the years ended September 30, 2000, 1999 and 1998 was computed based on Tyco's historical consolidated financial statements included in Tyco's Annual Report on Form 10-K for the fiscal year ended September 30, 2000. The ratio of earnings to fixed charges for the nine months ended September 30, 1997 was computed based on Tyco's consolidated financial statements included in Tyco's Annual Report on Form 10-K/A filed on June 26, 2000. The ratio of earnings to fixed charges for the year ended December 31, 1996 was computed based on the consolidated financial statements included in Tyco's Current Report on Form 8-K filed on June 3, 1999.

                         Nine Months                             Nine Months
                            Ended     Year Ended September 30,      Ended      Year Ended
                          June 30,   -------------------------- September 30, December 31,
                            2001       2000     1999     1998      1997(6)        1996
                         ----------- -------- -------- -------- ------------- ------------
Earnings:
  Income (loss) before
   extraordinary items
   and cumulative effect
   of accounting
   change...............  $3,376.7   $4,520.1 $1,067.7 $1,168.6    $(348.5)      $ 49.4
  Income taxes..........   1,294.2    1,926.0    637.5    534.2      348.1        469.4
  Minority interest.....      39.1       18.7      --       --         --           --
                          --------   -------- -------- --------    -------       ------
                           4,710.0    6,464.8  1,705.2  1,702.8       (0.4)       518.8
                          --------   -------- -------- --------    -------       ------
Fixed Charges:
  Interest expense(2)...     845.3      844.8    547.1    307.9      170.0        238.5
  Rentals(3)............     112.2      147.6    127.0    110.6       81.0         99.3
  Capitalized
   interest(4)..........      44.5        --       --       --         --           --
                          --------   -------- -------- --------    -------       ------
                           1,002.0      992.4    674.1    418.5      251.0        337.8
                          --------   -------- -------- --------    -------       ------

Capitalized
 interest(4)............     (44.5)       --       --       --         --           --
                          --------   -------- -------- --------    -------       ------
Earnings before income
 taxes, minority
 interest and fixed
 charges................  $5,667.5   $7,457.2 $2,379.3 $2,121.3    $ 250.6       $856.6
                          ========   ======== ======== ========    =======       ======
Ratio of earnings to
 fixed charges(5).......      5.66       7.51     3.53     5.07       1.00         2.54

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(1) On April 2, 1999, October 1, 1998, August 29, 1997 and August 27, 1997,
    Tyco consummated mergers with AMP Incorporated, United States Surgical Corporation, Keystone International, Inc. and Inbrand Corporation, respectively. On July 2, 1997, Tyco, formerly called ADT Limited, merged with Tyco International Ltd., a Massachusetts corporation at the time ("Former Tyco"). Each of the five merger transactions qualifies for the pooling of interests method of accounting. As such, the ratios of earnings to fixed charges presented above include the effect of mergers, except that the calculation presented above for period prior to January 1, 1997 does not include Inbrand due to immateriality.
    Prior to their respective mergers, AMP, US Surgical, Keystone and ADT had December 31 year ends and Former Tyco had a June 30 fiscal year end. The historical results upon which the ratios are based have been combined using a December 31 year end for AMP, US Surgical, Former Tyco, Keystone and ADT for the year ended December 31, 1996.

(2) Interest expense consists of interest on indebtedness, amortization of debt expense and minority interest expense related to Tyco's mandatorily redeemable preference shares.

(3) One-third of net rental expense is deemed representative of the interest factor.
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(4) Capitalized interest consists of the amount capitalized net of amortization of capitalized interest.

(5) Earnings for the nine months ended June 30, 2001, the years ended September 30, 2000, 1999 and 1998, the nine months ended September 30, 1997 and the year ended December 31, 1996 include net merger, restructuring and other non-recurring charges of $86.9 million (of which $78.8 million is included in cost of sales), $176.3 million (of which $1.0 million is included in cost of sales), $1,035.2 million (of which $106.4 million is included in cost of sales), $256.9 million, $947.9 million and $344.1 million, respectively. Earnings also include charges for the impairment of long-lived assets of $27.9 million, $99.0 million, $507.5 million, $148.4 million and $744.7 million in the nine months ended June 30, 2001, the years ended September 30, 2000 and 1999, the nine months ended September 30, 1997 and the year ended December 31, 1996, respectively. Earnings for the nine months ended June 30, 2001 also include a net gain of $276.6 million on the sale of businesses and investments and a net gain of $64.1 million on the sale of shares of a subsidiary. Earnings for the year ended September 30, 2000 also include a gain of $1.76 billion on the issuance of common shares by a subsidiary. Earnings for the nine months ended June 30, 2001 and the nine months ended September 30, 1997 also include a write-off of purchased in-process research and development of $184.3 million and $361.0 million, respectively.
    On a pro forma basis, the ratio of earnings to fixed charges excluding net merger, restructuring and other non-recurring charges, charges for the impairment of long-lived assets, net gain on the sale of businesses and investments, gain on the sale of shares of a subsidiary, net gain on the issuance of common shares by a subsidiary and the write-off of purchased in-process research and development would have been 5.61x, 6.02x, 5.82x, 5.68x, 6.81x and 5.76x for the nine months ended June 30, 2001, the fiscal years ended September 30, 2000, 1999 and 1998, the nine months ended September 30, 1997 and the year ended December 31, 1996, respectively.

(6) In September 1997, Tyco changed its fiscal year end from December 31 to September 30. Accordingly, the nine-month transition period ended September 30, 1997 is presented.